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Exhibit 3.2

ARES COMMERCIAL REAL ESTATE CORPORATION

Articles Supplementary
Series A Convertible Preferred Stock

        Ares Commercial Real Estate Corporation, a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

        FIRST:    Under a power contained in Article VI of the Corporation's Articles of Amendment and Restatement (the "Charter"), the Board of Directors by duly adopted resolutions classified and designated 600 shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Charter.

Series A Convertible Preferred Stock

        1.    Certain Definitions.    Unless the context otherwise requires, the terms defined in this paragraph 1 shall have, for all purposes hereof, the meanings herein specified.

        "Additional Equity" means any shares of Junior Stock, Parity Stock or Senior Stock issued after the first Issue Date.

        "Business Day" means any day except a Saturday, a Sunday or a day on which banking institutions in New York, New York are not required to be open.

        "Common Stock" means all shares now or hereafter authorized of any class of Common Stock of the Corporation and any other stock of the Corporation, howsoever designated, authorized after the first Issue Date, which has the right (subject always to prior rights of any class or series of Preferred Stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.

        "Conversion Date" has the meaning set forth in subparagraph 5(e) below.

        "Conversion Notice" has the meaning set forth in subparagraph 5(b) below.

        "Conversion Price" means (a) if determined in connection with a pending or consummated IPO, the initial public offering price per share of Common Stock, as set forth in the final prospectus for the IPO filed with the Securities and Exchange Commission pursuant to Rule 424(b) promulgated under the Securities Act, or (b) if determined in connection with a pending or consummated Sale Transaction, the price per share attributable to the Common Stock in connection with the Sale Transaction.

        "Coverage Ratio" of the Company, as of any date of determination, means the ratio, pro forma for the issuance of any Additional Equity and any associated transaction prompting such determination, of (a) the aggregate gross purchase price attributable to the then outstanding shares of Junior Stock to (b) the aggregate gross purchase price attributable to the then outstanding shares of Series A Preferred Stock, Parity Stock and Senior Stock, in each case excluding any accrued and unpaid dividends and dividends paid in kind (whether by the issuance of additional shares, an increase in liquidation preferences or otherwise).

        "Defaulting Holder" means any holder of Series A Preferred Stock that has been deemed to be, and continues to be, a defaulting holder under section 1(c) of such holder's Subscription Agreement.

        "Dividend Payment Date" means March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2012.

        "Dividend Period" means (a) the period beginning on the first Issue Date and ending on the first Dividend Payment Date and (b) each quarterly period between Dividend Payment Dates thereafter.

        "Estimated Conversion Price" means (a) if determined in connection with a pending IPO, the range of the initial public offering price set forth in the marketing materials used in connection with the IPO, or (b) if determined in connection with a pending Sale Transaction, the price per share of Common Stock being paid in the Sale Transaction.

        "IPO" means a bona fide underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offering and sale of the Common Stock.

        "Issue Date" means the date that a share of Series A Preferred Stock is issued by the Corporation.

        "Junior Stock" means (a) for purposes of paragraphs 2 and 6 below, the Common Stock and any other class or series of stock of the Corporation not entitled to receive any dividends in any Dividend Period unless all dividends required to have been paid or declared and set apart for payment on the Series A Preferred Stock shall have been so paid or declared and set apart for payment and (b) for purposes of paragraphs 3 and 6 below, any class or series of stock of the Corporation not entitled to receive any assets upon a Liquidation until the Series A Preferred Stock shall have received the entire amount to which such stock is entitled upon such Liquidation.

        "Liquidation" means any termination, liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary; provided that neither the consolidation or merger of the Corporation into or with another entity or entities, nor the sale or transfer of all or substantially all of the assets of the Corporation to another entity or entities shall be deemed a Liquidation.

        "Liquidation Preference" means the sum of (a) the Subscription Price, (b) any dividends per share added thereto pursuant to subparagraph 2(c) below and (c) any accrued and unpaid dividends per share.

        "Non-Converting Shares" has the meaning set forth in subparagraph 5(c) below.

        "Parity Stock" means (a) for purposes of paragraphs 2 and 6 below, any other class or series of stock of the Corporation entitled to receive payment of dividends on a parity with the Series A Preferred Stock and (b) for purposes of paragraphs 3 and 6 below, any other class or series of stock of the Corporation entitled to receive assets upon a Liquidation on a parity with the Series A Preferred Stock.

        "Permitted Dividends" means dividends payable in shares of the class or series of stock of the Corporation upon which such dividends are declared or paid, or payable in shares of Common Stock with respect to Junior Stock other than Common Stock.

        "Prevailing Dividend Rate" means (a) beginning on the first Issue Date through and including December 31, 2012, 10% per annum, (b) beginning on January 1, 2013 through and including December 31, 2013, 11% per annum, (c) beginning on January 1, 2014 through and including December 31, 2014, 12% per annum, and (d) beginning on January 1, 2015 and thereafter, 13% per annum; provided, however, that upon the occurrence of the Coverage Ratio exceeding 1.65:1, the Prevailing Dividend Rate, on a go forward basis after such occurrence shall be reduced to (w) for the period from the first Issue Date through and including December 31, 2012, 8% per annum, (x) for the period from January 1, 2013 through and including December 31, 2013, 9% per annum, (y) for the period from January 1, 2014 through and including December 31, 2014, 10% per annum, and (z) for the period from January 1, 2015 and thereafter, 11% per annum.

        "Record Date" means, with respect to the dividend payable on March 31, June 30, September 30 and December 31, respectively, of each year, the preceding March 15, June 15, September 15 and December 15, or such other record date not more than 90 days preceding the applicable Dividend

Payment Date designated by the Board of Directors with respect to the dividend payable on such respective Dividend Payment Date.

        "Redemption Date" means the date fixed for redemption of the Series A Preferred Stock pursuant to paragraph 4 below or, if the Corporation shall default in the payment of the Redemption Price on such date, the date the Corporation actually makes such payment.

        "Redemption Notice" has the meaning set forth in subparagraph 4(b) below.

        "Redemption Price" means (a) in the case of shares of Series A Preferred Stock held by Defaulting Holders, the Subscription Price, and (b) in the case of all other shares of Series A Preferred Stock, the sum of (i) the Liquidation Preference on the Redemption Date and (ii) an amount equal to a percentage of the Subscription Price, which percentage shall be no less than 5% and no more than 10% and shall be the lowest percentage that, when applied to the calculation of the Redemption Price, would result in such holder of Series A Preferred Stock receiving a total return (taking into account the Redemption Price, all dividends paid in cash to such holder and any other cash payments made to such holder of Series A Preferred Stock pursuant to the terms of the Series A Preferred Stock or pursuant to the terms of such holder's Subscription Agreement) on the Subscription Price of 14% unless such amount would be less than 5% of the Subscription Price (in which case 5% of the Subscription Price shall be added) or such amount would exceed 10% of the Subscription Price (in which case 10% of the Subscription Price shall be added).

        "Sale Transaction" means a transaction (other than an IPO) that results in the Corporation receiving stock of a publicly traded company as a result of a consolidation or merger of the Corporation or the sale of substantially all of the Corporation's assets.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Senior Stock" means (a) for purposes of paragraphs 2 and 6 below, any class or series of stock of the Corporation issued after the first Issue Date ranking senior to the Series A Preferred Stock in respect of the right to receive dividends, and (b) for purposes of paragraphs 3 and 6 below, any class or series of stock of the Corporation issued after the first Issue Date ranking senior to the Series A Preferred Stock in respect of the right to receive assets upon a Liquidation.

        "Subscription Agreement" means, with respect to any holder of Series A Preferred Stock, the subscription agreement between the Corporation and such holder relating to such holder's commitment to purchase shares of Series A Preferred Stock.

        "Subscription Price" means $50,000.00 per share.

        "Subsidiary" means (a) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by the Corporation, or by one or more Subsidiaries, or by the Corporation and one or more Subsidiaries, (b) a partnership of which the Corporation, or one or more other Subsidiaries, or the Corporation and one or more Subsidiaries, directly or indirectly, is the general partner and has the power to direct the policies management and affairs or (c) any other person (other than a corporation) in which the Corporation, or one or more Subsidiaries, or the Corporation and one or more Subsidiaries, directly or indirectly, has at least a majority ownership interest and power to direct the policies, management and affairs thereof.

        "Transaction Target Date" means (a) if determined in connection with a pending IPO, the date that the IPO is expected to be consummated, or (b) if determined in connection with a pending Sale Transaction, the date that the Sale Transaction is expected to be consummated, in each case, as estimated by the Corporation.

        "Voting Stock" means, with respect to any person, capital stock of such person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

        2.    Dividends.

        (a)   Subject to the prior preferences and other rights of any Senior Stock, the holders of Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation out of funds legally available for that purpose, dividends at the Prevailing Dividend Rate, compounded quarterly as provided below, and no more. Such dividends shall begin to accrue on the Issue Date and shall be payable on each Dividend Payment Date, provided that if any such payment date is not a Business Day then such dividend shall be payable on the next Business Day. The dividends per share of Series A Preferred Stock for any full quarterly period shall be computed by multiplying the Prevailing Dividend Rate for such Dividend Period by the Liquidation Preference per share and dividing the result by four. Dividends payable for any period less than a full quarterly Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed for any period less than one month. Dividends shall be payable in cash to extent of available cash from earnings after payment of current liabilities and such reserves as the Board of Directors may establish in its sole discretion; provided, however, that cash dividends payable to a Defaulting Holder shall be retained by the Corporation until such time, if ever, that such holder ceases to be a Defaulting Holder. Dividends shall be paid to the holders of record of the Series A Preferred Stock as their names appear on the share register of the Corporation on the corresponding Record Date.

        (b)   If full cash dividends are not paid or made available to the holders of all outstanding shares of Series A Preferred Stock and of any Parity Stock, and funds available shall be insufficient to permit payment in full in cash to all such holders of the preferential amounts to which they are then entitled, the entire amount available for payment of cash dividends shall be distributed among the holders of the Series A Preferred Stock and of any Parity Stock ratably in proportion to the full amount to which they would otherwise be respectively entitled, and any remainder not paid in cash to the holders of the Series A Preferred Stock shall be added to the Liquidation Preference pursuant to subparagraph 2(c) below; provided, however, that cash dividends payable to a Defaulting Holder shall be retained by the Corporation until such time, if ever, that such holder ceases to be a Defaulting Holder.

        (c)   If, on any Dividend Payment Date, the holders of the Series A Preferred Stock (other than Defaulting Holders) shall not have received the full accrued dividends provided for in subparagraph 2(a) above, then the unpaid portion of such dividends (other than cash dividends payable to Defaulting Holders that have been retained by the Corporation pursuant to subparagraphs 2(a) and 2(b) above) shall be paid by adding such amount to the Liquidation Preference on the relevant Dividend Payment Date; provided, that any such addition to the Liquidation Preference shall not result in a Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a) of the Charter in lieu of paying such dividend in cash..

        (d)   So long as any shares of Series A Preferred Stock shall be outstanding, the Corporation shall not (i) declare or pay any dividend or make any distribution on any Junior Stock, whether in cash, property or otherwise (other than Permitted Dividends), or (ii) purchase or redeem, or permit any Subsidiary to purchase or redeem any Junior Stock, or pay or make available any monies for a sinking fund for the purchase or redemption of any Junior Stock (other than a redemption, purchase or other acquisition of Junior Stock made for purposes of an employee incentive or benefit plan of the Corporation, or a redemption, purchase or other acquisition of Junior Stock, if such redemption, purchase or acquisition is necessary in order for the Corporation to qualify, or continue to qualify, as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended), unless all dividends to which the holders of Series A Preferred Stock (other than Defaulting Holders) shall have been entitled for all previous Dividend Periods shall have been paid (including by an increase in the Liquidation Preference pursuant to subparagraph 2(c) above) or declared and a sum of money sufficient for the payment thereof set apart.

        3.    Distributions Upon Liquidation, Dissolution or Winding Up.    Upon a Liquidation, subject to the prior preferences and other rights of any Senior Stock, but before any distribution or payment shall be made to the holders of Junior Stock, the holders of the Series A Preferred Stock (other than Defaulting Holders) shall be entitled to be paid, to the extent possible the Liquidation Preference on the date of determination. If such payment shall have been made in full to the holders of the Series A Preferred Stock, and if payment shall have been made in full to the holders of any Senior Stock and Parity Stock of all amounts to which such holders shall be entitled, the remaining assets and funds of the Corporation shall be distributed among the holders of Junior Stock, according to their respective shares and priorities with shares of Series A Preferred Stock held by Defaulting Holders being entitled to be paid an amount equal to the Subscription Price and having the same rank and priority as shares of Common Stock. If, upon any such Liquidation, the net assets of the Corporation distributable among the holders of all outstanding shares of the Series A Preferred Stock and of any Parity Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Corporation remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled shall be distributed among the holders of the Series A Preferred Stock (other than Defaulting Holders) and of any Parity Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

        4.    Optional Redemption by the Corporation.

        (a)   The Series A Preferred Stock shall not be redeemed in whole or in part prior to June 30, 2012. On and after July 1, 2012, the Series A Preferred Stock may be redeemed by the Corporation in cash at any time in whole (but not in part) at the option of the Corporation, at the Redemption Price as of the Redemption Date; provided, that any such redemption shall not result in a Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a) of the Charter.

        (b)   A notice of the Corporation's intent to redeem the Series A Preferred Stock (the "Redemption Notice") shall be sent by or on behalf of the Corporation, by first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Corporation, not less than five days nor more than 60 days prior to the Redemption Date (i) notifying such holders of the election of the Corporation to redeem such shares and (ii) stating the expected date of redemption and the Redemption Price payable as of such date. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given.

        (c)   If a Redemption Notice shall have been given as hereinbefore provided, and the Corporation shall not default in the payment of the Redemption Price, then each holder of shares called for redemption shall be entitled to all preferences and relative and other rights accorded herein until and including the Redemption Date. From and after the Redemption Date the shares called for redemption shall no longer be outstanding, and all rights of the holders of such shares shall cease and terminate, except the right of the holders of such shares to receive the Redemption Price to be paid hereunder.

        (d)   For the avoidance of doubt, nothing in this Section 4 shall prohibit the Corporation from effecting the, and the Corporation shall to the extent not prohibited by law be entitled at any time and from time to time to, repurchase in the open market, in privately negotiated transactions or through tender offers or other transactions any amount of the then outstanding shares of Series A Preferred Stock that it desires to repurchase at such sums and on such conditions as shall be negotiated between or among the Corporation and one or more holders of Series A Preferred Stock.

        5.    Conversion Rights.    The Series A Preferred Stock shall be convertible into Common Stock as follows:

          (a)    Automatic Conversion.    Each outstanding share of Series A Preferred Stock (other than Non-Converting Shares) shall automatically be converted, without any further act of the Corporation or its stockholders, into fully paid and nonassessable shares of Common Stock upon the consummation of an IPO or Sale Transaction in accordance with this subparagraph 5; provided, that such automatic conversion shall not result in a Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a) of the Charter.

          (b)    Conversion Notice.    Not less than 15 Business Days prior to the Transaction Target Date, the Corporation shall send or cause to be sent, by first class mail, postage prepaid, or by electronic delivery (including by facsimile and electronic mail) to the holders of record of the Series A Preferred Stock, at their respective addresses as they shall appear on the records of the Corporation, a notice that the Corporation expects the Series A Preferred Stock to automatically convert into Common Stock pursuant to subparagraph 5(a) above (the "Conversion Notice"). The Conversion Notice shall state (i) the Transaction Target Date and (ii) Estimated Conversion Price. In the event that the IPO or Sale Transaction is not consummated within 90 days after the Transaction Target Date, prior to any automatic conversion, the Corporation shall send or cause to be sent, by first class mail, postage prepaid, or by electronic delivery (including by facsimile and electronic mail) to the holders of record of the Series A Preferred Stock, at their respective addresses as they shall appear on the records of the Corporation, a new Conversion Notice with a revised Transaction Target Date and Estimated Conversion Price.

          (c)    Election for Optional Redemption.    Holders of Series A Preferred Stock (other than Defaulting Holders) may elect to have their shares of Series A Preferred Stock redeemed, in whole or in part, in lieu of being converted pursuant to subparagraph 5(a) above, by delivering a signed notice of such an election, by first class mail, postage prepaid, or by electronic delivery (including by facsimile and electronic mail) to the Corporation within 10 Business Days after the date of the Conversion Notice (or an amended Conversion Notice), which notice shall (i) state the name of such holder, as it appears on the records of the Corporation, (ii) state the total number of shares of Series A Preferred Stock held by such holder and (iii) state the number of shares of Series A Preferred Stock that such holder elects to have redeemed in lieu of being converted pursuant to subparagraph 5(a) above (the "Non-Converting Shares"); provided, that such optional redemption shall not result in a Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a) of the Charter. Upon the consummation of an IPO or Sale Transaction, the Non-Converting Shares shall be redeemed by the Corporation at the Redemption Price on the Conversion Date using proceeds from the IPO or Sale Transaction.

          (d)    Conversion Price.    Each share of Series A Preferred Stock (other than Non-Converting Shares) shall be converted into a number of shares of Common Stock determined by dividing (i) the Liquidation Preference as of the Conversion Date by (ii) the Conversion Price; provided, however, that shares of Series A Preferred Stock held by Defaulting Holders shall be converted into a number of shares of Common Stock determined by dividing (i) the Subscription Price by (ii) the Conversion Price.

          (e)    Mechanics of Conversion.    Upon the consummation of an IPO or Sale Transaction, the outstanding shares of Series A Preferred Stock (other than Non-Converting Shares) shall be converted automatically without any further action by the holders of such shares. Conversion shall be deemed to have been effected on the date of the consummation of the IPO or Sale Transaction (the "Conversion Date"). The person in whose name the shares of Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date.

          As promptly as practicable after the Conversion Date, the Corporation shall deliver to each former holder of Series A Preferred Stock (other than Non-Converting Shares) (i) a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled or, at the Corporation's option, confirmation of the book entry into the stock ledger of the Corporation for the number of full shares of Common Stock issuable to such holder upon conversion of the Series A Preferred Stock and (ii) a check or cash with respect to any fractional interest in a share of Common Stock as provided in subparagraph 5(f) below.

          (f)    Fractional Shares.    No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series A Preferred Stock. If more than one share of Series A Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest of the Conversion Price.

          (g)    Costs.    The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series A Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series A Preferred Stock in respect of which such shares are being issued, and no such issue or delivery shall be made unless and until the person requesting such issuance has paid to the Corporation the amount of any such tax, or has established to the reasonable satisfaction of the Corporation that such tax has been or will be paid.

        6.    Voting Rights.

        (a)   The holders of Series A Preferred Stock shall have no voting rights except as set forth herein.

        (b)   Without the consent of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, given in writing or by electronic transmission or by vote at a meeting of the holders of the Series A Preferred Stock called for such purpose, the Corporation will not amend, alter or repeal any provision of the Charter, including the terms of the Series A Preferred Stock (in any such case, whether by merger, consolidation or otherwise), if such action materially and adversely affects the rights, preferences or privileges of the Series A Preferred Stock; provided, however, with respect to such action, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders of shares of Series A Preferred Stock receive equity securities of the successor or survivor of such action with substantially identical rights as the Series A Preferred Stock, taking into account that the Corporation may not be the surviving entity or the surviving entity may not be a corporation, such action shall not be deemed to materially and adversely affect such rights, preferences or privileges of the Series A Preferred Stock and in such case the holders of shares of Series A Preferred Stock shall not have any voting rights with respect to such action unless the number of authorized shares of Series A Preferred Stock is increased to a number greater than 125; provided, further, that Defaulting Holders shall not be entitled to any voting rights and shares of Series A Preferred Stock held by Defaulting Holders shall be excluded in calculating whether a majority of the shares of Series A Preferred Stock have consented.

        (c)   Without the consent of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, given in writing or by electronic transmission or by vote at a meeting of the holders of the Series A Preferred Stock called for such purpose, the Corporation will not issue shares of any other class of Parity Stock that would result in the Coverage Ratio being less than 1:1; provided, however, that Defaulting Holders shall not be entitled to any voting rights and shares of Series A

Preferred Stock held by Defaulting Holders shall be excluded in calculating whether a majority of the shares of Series A Preferred Stock have consented.

        (d)   Without the consent of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, given in writing or by electronic transmission or by vote at a meeting of the holders of the Series A Preferred Stock called for such purpose, the Corporation will not issue shares of any other class of Senior Stock; provided, however, that Defaulting Holders shall not be entitled to any voting rights and shares of Series A Preferred Stock held by Defaulting Holders shall be excluded in calculating whether a majority of the shares of Series A Preferred Stock have consented. Notwithstanding anything to the contrary herein, no consent of the holders of the Series A Preferred Stock shall be required for the Corporation to issue any indebtedness, other than indebtedness that is convertible into a class of Senior Stock.

        7.    Exclusion of Other Rights.    The shares of Series A Preferred Stock shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth herein. The shares of Series A Preferred Stock shall have no preemptive or subscription rights.

        8.    Headings of Subdivisions.    The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

        9.    Severability of Provisions.    If any right, preference or limitation of the Series A Preferred Stock set forth in the terms thereof (as may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in the terms thereof (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

        10.    Status of Reacquired Shares.    Shares of Series A Preferred Stock which have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of the State of Maryland) have the status of authorized and unissued shares of Preferred Stock, undesignated as to series, and, subject to the provisions hereof, may be redesignated and reissued by the Board of Directors.

        SECOND:    The shares of Series A Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.

        THIRD:    These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

        FOURTH:    The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

        IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 8th day of February, 2012.

ATTEST:			ARES COMMERCIAL REAL ESTATE CORPORATION
By:	/s/ Timothy B. Smith		By:	/s/ John B. Bartling, Jr.		(SEAL)
	Name:	Timothy B. Smith		Name:	John B. Bartling, Jr.
	Title:	Vice President, Secretary and General Counsel		Title:	Chief Executive Officer

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  Exhibit 3.2
ARES COMMERCIAL REAL ESTATE CORPORATION
Articles Supplementary Series A Convertible Preferred Stock
Series A Convertible Preferred Stock